

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Charles R. Eyler
Senior Vice President
Puma Biotechnology, Inc.
10880 Wilshire Boulevard
Suite 2150
Los Angeles, CA 90024

> **Re: Puma Biotechnology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **File No. 001-35703**

Dear Mr. Eyler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance